FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release dated July 27, 2006, entitled, “Best Ever Half-Year Performance - Repsol YPF Posts EUR1782 Million Profit”

2.	Press release dated July 27, 2006, entitled, “Repsol YPF Invests Over EUR600 Million to Double Production at its Petrochemical Complex in Portugal

3.	Preview of income statement for second quarter 2006

4.	Official Notice dated July 27, 2006, regarding the replacement of an administrative representative

5.	Presentation dated July, 2006, entitled, “Growth Project in Sines”

Item 1

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821 (34) 913 489 494 www.repsolypf.com

Madrid, 27 July 2006

Number of pages: 9

Preview of 1st half 2006 results

BEST EVER HALF-YEAR PERFORMANCE

REPSOL YPF POSTS EUR1,782 MILLION PROFIT

•	Profit rises 10%

•	EBITDA rises 13% to EUR4,711 million

•	Income from exploration & production operations grows 29.6%

•	Earnings per share rise 10% to EUR1.46

•	Debt is cut 16% to EUR4,111 million

In first half 2006, Repsol YPF net income rose 9.9% year-on-year, from EUR1,621 million in 2005 to EUR1,782 million in 2006. Income from operations rose 8.3% year-on-year to EUR3,294 million. Both net and operating income were the highest ever marked by the company in any half-year.

The 29.6% rise in operating income posted by the Repsol YPF exploration & production area was of special significance. EBITDA (earnings before interest, tax and depreciation amortization) rose 13% to EUR4,711 million, and earnings per share were 9.8% up at EUR1.46 versus EUR1.33 for the same period in 2005.

In the first half 2006, crude oil prices were high, with Brent oil rising 32.3%, while the international refining margin indicator fell 15.7% as well as in chemicals where margins narrowed while energy costs rose.

Debt reduction

Repsol YPF net debt at the end of first half 2006 was EUR4,111 million, representing a reduction of EUR402 million from year end 2005. The high cash flow generated in the period was sufficient to finance investments, dividend payout, and an increase in working capital resulting from the rise in oil prices. The depreciation of the dollar against the euro in this first half caused a EUR366 million nominal debt reduction (debt is mostly expressed in dollars).

The net debt to capitalisation ratio as of June 2006 was 16.1%, falling nearly 2.5 percentage points since March 2006. Taking preferred shares into account, this ratio went from 31.8% in June 2005 to 29.7% in June of this year.

PERFORMANCE BY BUSINESS AREAS

Exploration & Production posts 29.6% income growth

At EUR1,928 million in first half 2006, income from exploration & production operations was 29.6% higher than the EUR1,488 million posted a year earlier. Adjusted operating income (eliminating extraordinary revenues and expenses) for the period was 20.8% up year-on-year.

Growth in operating income was mainly shored up by high crude oil reference prices, which boosted the company’s liquids realisation price to an average $46.12 per barrel in this half-year versus the 2005 equivalent of $33.26 per barrel and raised the average gas selling price in Argentina.

Total production in the period at 1,100,300 boepd was 4.8% down year-on-year, mainly curtailed by lower production in Argentina because of oil field decline, and strikes in southern Argentina in the first quarter; by a drop in production in Venezuela due to the migration from Operating Concessions to Mixed Companies in the second quarter, and problems in delivery to PDVSA during the whole year to date.

First-half 2006 investments in this area totalled EUR1,126 million, 102.9% up on the 2005 equivalent.

Refining & marketing marks 2.7% sales growth

First half 2006 income from operations in the refining & marketing area was EUR1,249 million, falling 7.7% against the EUR1,354 million posted in 2005. Lower performance was mainly the outcome of lower refining margins and narrower marketing margins in Argentina, where the discount on international prices applied to internal oil sales continued in place. Adjusted operating income (discounting extraordinary revenues and costs) was 10.3% less than in the same period a year ago.

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Total oil product sales rose 2.7% to 29.2 million tons. In Spain and Argentina, Brazil and Bolivia (ABB), light product sales to our own network were higher. LPG sales in Latin America rose 15.1% year-on-year, and fell 3.3% in Europe, although this was offset by a rise in prices.

First half 2006 investments in refining & marketing were EUR305 million, 33.6% down on the 2005 figure of EUR459, period in which were bought assets of Shell’s in Portugal.

Chemicals post 7.3% rise in sales

In Chemicals, income from operations in first half 2006 was EUR123 million, 49.2% down year-on-year, mainly because of narrower international margins on base chemicals, curtailed by a rise in naphtha and crude oil prices. Also of influence were two extraordinary items in 2005: the capital gains on the sale of a 28% stake in PBB Polisur booked in the first quarter, and a non-recurring revenue resulting from the Sines acquisition booked in the second quarter.

Total petrochemical product sales this first half reached 2,334 thousand tons, 7.3% more than the year before.

First half 2006 investments in Chemicals totalled EUR70 million, 55.6% higher than the same period a year ago, and included the project for a capacity revamp of the PO/SM and Derivatives plan at the Tarragona complex, which will make these products considerably more competitive.

Gas & Power reports 25.5% income growth

Income from gas & power operations in the first half totalled EUR246 million versus EUR196 million in the same period a year earlier. This rise was mainly attributable to larger capital gains from the sale of Enagas shares and a positive earnings performance by Gas Natural SDG.

Investments in Gas & Power during the first six months totalled EUR165 million, and were much lower than the 2005 equivalent, which included the acquisition of Dersa, an eolic power generation company.

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FIRST HALF 2006 HIGHLIGHTS

START OF THE PERU LNG PROJECT

In Peru, work started on the Peru LNG project in January last. This venture, in which Repsol YPF has a 20% share, contemplates the construction of an LNG plant in Pampa Melchorita, due to go into operation by 2009, with a nominal production capacity of 4 million tons per annum of liquefied natural gas (LNG), to be marketed on the West Coast of the USA and Mexico. This project will be fed with natural gas from the Camisea field, in which Repsol YPF holds a 10% stake.

STRATEGIC AGREEMENT FOR PROJECTS IN RUSSIA

In February Repsol YPF and West Siberian Resources (WSR) signed a strategic agreement whereby Repsol YPF acquired a 10% stake in the latter, and will be able to take an active part in developing projects for the exploration and production of oil and gas in Russia, where WSR owns high-interest exploration assets.

LEADER IN BIOFUELS

Last March, Repsol YPF and ACCIONA signed a memorandum of agreement for the construction and development in Spain of biodiesel plants that could produce over one million tons per year using first-use vegetable oils and feedstock. This agreement involves an estimated investment of EUR300 million, and is one of the largest entered to date in the sphere of biodiesel. On 24 April last, the Ministry of Industry, Tourism and Commerce, via the Centre for Technological and Industrial Development (with the Spanish initials CDTI), granted a subsidy of over EUR22 million to a group of companies, headed by Repsol YPF, for a research and development project on biodiesel. This CENIT biodiesel project will make it possible to develop technology that will aid in the reduction of the greenhouse gases causing climate change and encourage the diversification of energy sources in order to reduce our dependence on imported oil products.

AGREEMENT FOR THE GASSI TOUIL PROJECT IN ALGERIA

In Algeria, Repsol YPF, Gas Natural and Sonatrach signed last March the constitution of a joint venture called Sociedad de Licuefacción (SDL), which will construct and operate the natural gas liquefaction plant for the Gassi Touil project, the most important undertaking ever carried out in Algeria by an international consortium.

4

CORPORATE RESPONSIBILITY

In March, Repsol YPF joined the World Business Council for Sustainable Development, one of the largest international business associations, having the mission of advancing towards sustainable development through innovation, eco-efficiency and corporate social responsibility, and the group of companies collaborating with the Fundación Entorno-Business Council for Sustainable Development Spain.

During this period, Repsol YPF has received several international awards for the information and services provided by its website, which include that for the best corporate website, according to the Best IR Websites in the Energy Sector.

THIRD LARGEST OIL PRODUCER IN BRAZIL

In April, Repsol YPF and Petrobrás launched the production start-up at Brazil’s largest offshore floating rig in the Albacora Leste field, making our company the third largest oil producer in that country. The P-50 Albacora-Leste platform, in which Repsol YPF holds a 10% stake, is anchored to the seabed at a depth of 1,240 metres, 120 km from the coast, and is one of the most modern and complex production units in the world.

SUCCESSFUL EXPLORATION IN ALGERIA

It was announced last April that Repsol YPF has successfully drilled two gas wells in the Reggane Basin in the Algerian Sahara Desert. The first well yielded a production rate of 636,000 m3/day. The second well was drilled in the Sali area and is a new discovery, yielding a preliminary production rate of 100,000 m3/day. Repsol YPF, with a 33.75% stake, is operator of the consortium, comprising the Algerian national company Sonatrach (25%), RWE Dea (22.50%) and Edison (18.75%).

In May, Repsol YPF made another new gas discovery in Algeria, producing a gas flow of 763,000 m3/day at a depth of 3,983 metres, and 483,000 m3/day at a depth of 2,360 metres.

AGREEMENT WITH GAS NATURAL FOR LNG TRANSPORT

Repsol YPF and Gas Natural signed on 8 May a Time Charter Contract with the shipbuilders, Knutsen, for a methane tanker with a capacity of 138,000 cubic metres, which both companies will use to transport liquefied natural gas (LNG) from the year 2009 onwards.

5

CONSTRUCTION OF LNG PLANT IN CANADA

On 17 May, Repsol YPF started construction in Canada of one of the largest LNG regasification plants in North America, scheduled to go into operation in the last quarter of 2008. This plant will have an initial capacity of 1 billion cubic feet of gas per day (some 10 billion cubic metres per year), equivalent to 20% of the Northeast USA market. The maximum capacity for this plant will be 1,200 million cubic feet per day, which may be increased to 2 billion cubic feet per day. At the same time, Repsol YPF signed contracts relating to the construction of the gas pipeline from Saint John, New Brunswick, to supply the most important markets in the USA, such as Boston and New York.

CONCLUSION OF THE INDEPENDENT REVISION OF THE RESERVES CUT

On 15 June, Repsol YPF’s Audit and Control Committee presented the conclusions of the independent revision carried out with the assistance of King & Spalding LLP on the cut in reserves disclosed on 26 January 2006. In this respect, the report concludes that the reserves reduction at year-end 2005 was consistent with the recommendations of the Company’s external reserves auditors, and resulted from, among other things, a disciplined process regarding technical issues and commercialisation requirements. The changes in law in Bolivia also played a role in the reductions. In the course of the review, King & Spalding found no reason to doubt the integrity of the process in 2005 and resulting revision in reserves.

20% DIVIDEND RISE

On 16 June last, Repsol YPF held its Annual General Shareholders Meeting, at which all the resolutions presented were passed, including payment of a gross dividend of Eu0.60 per share against the 2005 financial year, equivalent to a 20% rise year-on-year, thanks to the good performance posted in what Antonio Brufau described as “an excellent year”, when the company marked a record profit.

INVESTMENT PLAN IN ARGENTINA

On 23 June, Antonio Brufau presented to Nestor Kirchner, President of Argentina, during his official visit to Spain, a schedule for a total investment in Argentina of $6 billion (EUR4.77 billion) during the three-year period of 2007 to 2009, of which $4.6 billion (EUR3.658 billion) has been earmarked for the area of Exploration & Production, and the remaining $1.4 billion (EUR1.113 billion) has been allotted to the Refining & Marketing and

6

Chemical areas. Repsol YPF will apply this schedule to bring forward investments in Argentina in order to increase reserves and production, based on a deeper knowledge of the fields acquired over the past year.

GREATER ACTIVITY IN NORTH AFRICA AND THE CARIBBEAN

In Libya, where Repsol YPF is the largest operator, second only to the national company NOC, there was a new discovery of light crude in the Murzuq basin, testing at a preliminary production level of 2,300 barrels of oil equivalent per day (boepd).

In Trinidad & Tobago, a Caribbean country housing 10% of Repsol YPF’s total oil and gas reserves and of strategic importance because of its magnificent location for supplying gas to the Atlantic coast, gas production rose considerably to 117,000 boepd with the start up of the fourth Atlantic LNG train.

MOU WITH THE GOVERNMENT OF NIGERIA

Repsol YPF and Gas Natural, through their joint venture in the international liquefied natural gas business, signed a memorandum of understanding with the government of Nigeria for the future development of an important LNG project in that country, establishing the terms for the possible construction and operation of an LNG plant, which could have an initial capacity of some 7 million tons per annum (equivalent to approximately 10 Bcm of natural gas), and for the acquisition and development of gas reserves to feed the plant.

ACQUISITION IN DEEP WATERS OF THE GULF OF MEXICO

In June, Repsol YPF announced the acquisition from BP of a 28% stake in the deepwater Shenzi field, in the Green Canyon area of the Gulf of Mexico. This acquisition will increase the company’s probable and proved (2P) oil reserves and boost Repsol YPF’s production in the Gulf of Mexico USA to over 35,000 barrels per day by 2009.

7

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – June		Variation %
	2005	2006
Revenues from continuous operations before financial expenses	4,166	4,711	13
Income from continuous operations before financial expenses	3,041	3,294	8
Financial expenses	(376)	(226)	(40)
Income from discontinued operations before tax	—	—	—
Income before tax and income from associates	2,665	3,068	15
Income tax	(1,063)	(1,289)	21
Share in income from companies carried by the equity method	56	44	(21)
Income for the period	1,658	1,823	10
Income attributable to minority interests	37	41	11

NET INCOME	1,621	1,782	9.9

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS OPERATIONS

BEFORE FINANCIAL CHARGES, BY ACTIVITIES

(Million euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – June		Variation %
	2005	2006
Exploration & production	1.488	1.928	30
Refining & marketing	1.354	1.249	(8)
Chemicals	242	123	(49)
Gas & power	196	246	26
Corporate & others	(239)	(252)	5

TOTAL	3.041	3.294	8

8

REPSOL YPF OPERATING HIGHLIGHTS

	January – June		Variation %
	2005	2006
Oil and gas production (Thousand boepd)	1,155.8	1,100.3	(4.8)

Sales of oil products (Thousand tons)	28,449	29,205	2.7

Sales of petrochemical products (Thousand tons)	2,176	2,334	7.3

LPG sales (Thousand tons)	1,739	2,001	15.1

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	December 2005	June 2006
Goodwill	3.773	3.518
Other intangible assets	1.003	1.137
Property, plant & equipment	23.304	22.412
Long term financial instruments	1.149	1.188
Other non-current assets	1.050	1.015
Deferred tax assets	1.197	1.195
Assets held for sale	1	4
Current assets	11.157	12.133
Temporary cash investments and cash on hand and in banks	3.148	3.137

TOTAL ASSETS	45.782	45.739

Total equity	16.790	17.607
Long term provisions	3.068	2.848
Deferred tax liabilities	3.380	3.115
Subsidies and deferred revenues	200	315
Preferred shares	3.485	3.455
Non-current financial debt	6.236	5.865
Financial lease liabilities	590	579
Other non-current debt	914	792
Current financial debt	2.701	2.627
Other current liabilities	8.418	8.536

TOTAL EQUITY AND LIABILITIES	45.782	45.739

9

Item 2

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821 (34) 913 489 494 www.repsolypf.com

Madrid, 27 July 2006

No. of pages: 4

The Sines complex among the most advanced in Europe

REPSOL YPF INVESTS OVER EUR 600 MILLION TO DOUBLE

PRODUCTION AT ITS PETROCHEMICAL COMPLEX IN PORTUGAL

•	Three new plants to be built and cracker capacity to be increased by more than 40%.

•	The complex will have a production capacity of one million tonnes of olefins and another million tonnes of polyolefins.

•	Over 1,500 jobs will be created in the construction phase of the new facilities.

•	Sines will enhance its added value by using all current production as feedstock for the new polyolefin plants.

•	Repsol YPF consolidates growth in its natural markets in the Iberian Peninsula and Southern Europe and complements its product portfolio.

Antonio Brufau, Executive Chairman of Repsol YPF, accompanied by Pedro Fernández Frial, Executive Director of Downstream, will meet today in Lisbon with the Portuguese Ministry of Economy and Innovation, Manuel Antonio Gomes de Almeida de Pinho, to present the company’s growth project for the Sines Petrochemical Complex in the 2006-2010 period, involving an investment of over EUR600 million.

This project contemplates the construction of three new plants, including a power station and two plants for the production of new plastic products (linear polyethylene and polypropylene) at the current installations, as well as increasing the capacity of the cracker currently in operation by more than 40% to 570,000 tonnes/year. Current production at the complex will increase twofold, boosting oleofin production to nearly one million tonnes and polyolefin production to a similar amount.

This investment will accomplish full integration of feedstock consumption (ethylene, propylene) at the Sines Complex, and optimise costs, as well as complement the product portfolio and increase production of higher added value products. As a result of all of this, the Sines Complex will increase its efficiency, making it one of the most technologically advanced of its kind in the European petrochemical industry.

This project offers high returns since total investment per tonnes of installed polyolefin production (including acquisition costs), represents 60% of the cost required to build a new complex.

A project of international dimension in Southern Europe

Repsol YPF’s Executive Chairman, Antonio Brufau, highlighted the importance of this investment in “an internationally competitive project that is very beneficial for Portugal in that, apart from taking advantage of a large part of the existing infrastructure in the area not fully exploited to date, it will create jobs, double the current size of the complex, and benefit the country’s economy and balance of payments by using the new capacity for export.”

Antonio Brufau underscored the strategic importance of this investment for Repsol YPF since it would be spent on “a profitable growth project aimed at strengthening the company’s presence in a natural market, such as the Iberian Peninsula/Southern Europe, and increasing core businesses in the chemicals division.”

Enhances added value of the Sines petrochemical complex

Following the construction of two new polyolefin plants, the complex will cease to be a mere exporter of raw materials (over 30% of ethylene and 100% of propylene produced at the complex is currently exported outside Portugal), and will significantly enhance its added value by using all the cracker’s ethylene and propylene production in the new polyolefin plants.

Linear polyethylene and propylene are plastics with numerous applications and constantly expanding markets. Demand for these products is showing very attractive annual growth rates (6% and 5%, respectively), greatly outpacing the economic growth rates of Western European countries.

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The linear polyethylene plant will complement the range of products currently manufactured at the company’s facilities in Sines, as well as in the Puertollano and Tarragona complexes, where Repsol YPF is now producing low and high-density polyethylene (LDPE and HDPE).

With respect to polypropylene, the future range of products will complement that currently produced at the company’s Puertollano and Tarragona plants, using the most advanced technology currently existing in the market.

Creates a significant number of jobs

The investment project will create a considerable number of jobs over the next four years:

Construction phase 2007-2010:

■	Over eight million working hours

■	An average of 1,200 employees

■	1,500 employees at peak periods

Operations:

■	120 direct jobs

■	250 indirect jobs

Supplementary information

Repsol YPF is one of the leading industrial groups in Portugal, with a turnover of EUR2.1 billion in 2005. The company is present in several areas of activity in the petroleum chain and has a workforce of over 1,500 employees.

In the liquefied petroleum gas (LPG) business, the company operates two bottling plants and enjoys a 20% market share in Portugal. The company’s over 400 service stations flagged under the Repsol brand sell more than 1.1 million cubic metres of oil products and have an 18% market share. Additionally, Repsol YPF sells more than 0.9 million m3 of fuel as direct sales (to distributors), representing 17% of the Portuguese market. Repsol YPF also operates in the aviation business, lubricants, special products, and asphalt segments, in the latter with a 30% market share.

In Chemicals, since 30 September 2004 when Repsol YPF acquired the Sines petrochemical complex from Borealis, the company has invested approximately EUR50 million to increase production capacity at the cracker and high-density polyethylene plant and to improve the environmental and safety conditions of this facility.

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The cracker is a base petrochemical plant that produces basic feedstock, mainly ethylene and propylene, to feed the derivative petrochemical plants, from raw materials produced at the refineries.

Polyolefin is a type of plastic divided into two main products: polyethylene and propylene (PP). There are several classes of polyethylene: high density (HDPE), low density (LDPE), and low linear density LLDPE Polyethylene and polypropylene have many applications in different sectors and day-to-day use.

Polyethylene is a flexible material, resistant, easy to handle, impermeable, and reusable. Its use is becoming increasingly widespread. Its applications include: film for food products, agriculture and industrial use; water and gas pipes; cables and covering for other materials.

Polypropylene is used in textiles (fibres), hygiene and sanitation, construction, household appliances, and toy sectors. It is also used in the manufacture of automobile components, packaging, and piping.

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Item 3 Preview of income statement for second quarter 2006

Net income rises 12% in second quarter

Unaudited figures (IFRS)

2Q 2005	1Q 2006	2Q 2006	% Variation 2Q06/2Q05	SECOND QUARTER 2006 RESULTS	Jan-Jun 2005	Jan-Jun 2006	% Variation 06/05
REPORTED EARNINGS (Million euro)
1,575	1,604	1,690	7.3	INCOME FROM OPERATIONS	3,041	3,294	8.3
824	862	920	11.7	NET INCOME	1,621	1,782	9.9
PROFORMA INDICATORS (Million euro)
1,565	1,584	1,602	2.4	ADJUSTED OPERATING INCOME	3,048	3,186	4.5
790	844	857	8.5	ADJUSTED NET INCOME	1,575	1,701	8.0
EARNINGS PER SHARE
0.67	0.71	0.75	11.7	Euros per share	1.33	1.46	9.9
0.81	0.86	0.96	18.5	Dollars per share	1.60	1.85	15.6

SECOND QUARTER 2006 HIGHLIGHTS

•	Net income in the quarter was Eu920 million. Excluding non-recurring items, adjusted net income was 8.5% higher year-on-year. These quarterly results reflect high crude oil prices and a scenario of continually wide refining margins. Base chemical margins still suffered the negative effect of high oil and naphtha prices.

•	Income from operations in second quarter 2006 was Eu1,690 million. Excluding non-recurring items, adjusted operating income rose 2.4% to Eu1,602 million. EBITDA was Eu2,357 million, up 11.3% year-on-year, and earnings per share were Eu0.75.

•	Production in the quarter was 1,098,300 boepd, 6.9% less than the 2005 equivalent, mainly because of the migration from operating concessions to mixed companies in Venezuela as of last April, and lower production in Argentina

•	On 15 June, the Audit and Control Committee presented the conclusions of the independent revision carried out with the assistance of King & Spalding LLP on the reduction of reserves disclosed on 26 January 2006. In this respect, the report concludes that the reserves reduction at year-end 2005 was consistent with the recommendations of the Company’s external reserves auditors, and resulted from, among other things, a disciplined process regarding technical issues and commercialisation requirements. The changes in Bolivian law also played a role in the reductions. In the course of the review, King & Spalding found no reason to doubt the integrity of the process in 2005 and resulting revision in reserves, and no person interviewed claimed that the proved reserves figures for year-end 2005 were overstated.

•	On 16 June last, Repsol YPF held its Annual General Shareholders Meeting, at which all the resolutions presented were passed, including payment of a final Eu0.30 dividend per share against the 2005 financial year, equivalent to a 20% year-on-year rise, made possible by the company’s good performance. As a result, the total gross dividend against 2005 was Eu0.60 per share.

•	Repsol YPF has decided to launch its growth project for the Sines Petrochemical Complex over the next few years, involving an investment of over Eu600 million. This investment was contemplated in the 2005-2009 Strategic Plan unveiled in May 2005.

1. BREAKDOWN OF THE CONSOLIDATED INCOME STATEMENT

1.1.- Second quarter results

Net income was Eu920 million in the quarter. Excluding non-recurring items (Eu63 million), adjusted net income was 8.5% higher year-on-year.

Income from operations reached Eu1,690 million. Excluding non-recurring items, operating income showed a rise of 2.4%.

EBITDA was Eu 2,357 million, up 11.3% year-on-year, and earnings per share were Eu0.75 in second quarter 2006 versus Eu0.67 in the same quarter 2005.

Income from operations includes both positive and negative non-recurring items totalling Eu88 million this quarter. On the income side, these refer to capital gains on the sale of Enagas shares and the net application of provisions for various contingencies, offset by allocation to provisions for several contingencies.

Oil prices remained high in this quarter, well above the levels registered in second quarter 2005 (with Brent oil at $69.59 per barrel versus $51.63 per barrel the year before), and higher even than the $61.79 per barrel averaged in first quarter 2006. The company’s refining margin indicator in this second quarter was lower year-on-year, but much higher quarter-on-quarter.

In marketing, sales margins on fuel in Spain were higher than second quarter 2005 levels. Margins in Argentina continued at negative levels because international price increases could not be passed through to retail prices.

In the Chemical business area, international margins on base chemicals were narrower due to high crude oil and naphtha prices, whereas margins on derivatives were higher year-on-year in Latin America. Lastly, the gas and power business continued to reflect the good performance of distribution activities in Latin America, improved marketing margins in Spain, and strong earnings growth in the power business in Spain.

1.2.- First half 2006 results

Net income in the first half of 2006 was Eu1,782 million versus Eu1,621 million in the same period a year earlier. First half income from operations rose 8.3% year-on-year. EBITDA reached Eu4,711 million. Earnings per share went from Eu1.33 in first half 2005 to Eu1.46 in first half 2006.

Crude oil prices were very high throughout the period, with average Brent oil prices up 32.3%. Refining margin indicators fell 15.7% year-on-year, to $6.69 per barrel, while marketing margins were higher than in the first half of 2005.

With respect to the chemical business, base chemical margins were lower and energy costs higher year-on-year. Finally, in the gas & power business, income in this half year followed the growth trend evident in previous quarters with respect to distribution activities in Latin American, gas marketing and the power business.

2. BREAKDOWN OF RESULTS BY BUSINESS AREA

2.1. EXPLORATION & PRODUCTION

				Unaudited figures

2Q 2005	1Q 2006	2Q 2006	% Variation 2Q06/2Q05		Jan-Jun 2005	Jan-Jun 2006	% Variation 06/05
855	916	1,012	18.4	INCOME FROM OPERATIONS (Million euro)	1,488	1,928	29.6
872	919	1,008	15.6	ADJUSTED INCOME FROM OPERATIONS (Million euro)	1,595	1,927	20.8
541.9	509.0	498.0	-8.1	OIL AND LIQUIDS PRODUCTION (Thousand boepd)	542.0	503.5	-7.1
3,581	3,331	3,371	-5.9	GAS PRODUCTION (Million scf/d)	3,447	3,351	-2.8
1,179.7	1,102.3	1,098.3	-6.9	TOTAL PRODUCTION (Thousand boepd)	1,155.8	1,100.3	-4.8
326	475	651	99.7	INVESTMENTS (Million euro)	555	1,126	102.9
51	86	35	-31.4	EXPLORATION EXPENSE (Million euro)	101	121	19.8

2Q 2005	1Q 2006	2Q 2006	% Variation 2Q06/2Q05	REALISATION PRICES	Jan-Jun 2005	Jan-Jun 2006	% Variation 06/05
51.63	61.79	69.59	34.8	Brent ($/bbl)	49.64	65.66	32.3
53.22	63.47	70.72	32.9	WTI ($/bbl)	51.66	67.13	29.9
34.91	42.87	49.51	41.8	LIQUIDS ($/bbl)	33.26	46.12	38.7
1.45	2.07	1.97	35.9	GAS ($/Kscf)	1.46	2.02	38.4

1,000 M scf/d = 28.32 M m3/d = 17.809 Mboepd

Income from operations in second quarter 2006 was Eu1,012 million. Excluding non-recurring items, adjusted income from operations was 15.6% higher.

Enhanced performance in this area was the outcome of a year-on-year rise in crude oil reference prices and narrower year-on-year differentials for heavy crude in Southern Argentina; higher gas realisation prices in Trinidad & Tobago and, in Argentina, the price increases approved by the Argentine Government from May 2004 to July 2005. The dilution of working interests in exploration concessions in Cuba and Suriname also had a positive impact. On the downside, there was lower production of liquids and gas in Argentina; the impact of migration from operating agreements to joint ventures in Venezuela effective as of 1 April 2006, and the application of the new tax regime in Ecuador which contemplates progressive increases in royalties in line with the rise in price of crude oil.

Tax on exports in Argentina continued to curtail income from operations, which in the case of crude oil, also suffered the impact of this tax on domestic prices for intra-group sales and sales to other operators.

Repsol YPF liquids realisation prices averaged $49.51 per barrel in the second quarter 2006 versus $34.91 per barrel a year earlier and $42.87 per barrel in first quarter 2006. The wider year-on-year differential in crude oil reference prices was due to the average sensitivity of realisation prices as a result of the 31% discount applied to liquids in Argentina, despite narrower differentials for heavy crude oil from the south of the country. In Venezuela, there was a considerable increase due to the migration to joint venture.

The average price of gas in the quarter was $1.97 per thousand cubic feet, up 35.9% year-on-year, mainly driven by higher average gas selling prices in Trinidad & Tobago, in Venezuela due to migration to mixed companies, and in Argentina, where the average of $1.41 per Kscf in this quarter was 15.4% up year-on-year.

At 1,098,300 boepd, total production in second quarter 2006 was 6.9% down year-on-year mainly curtailed by a drop in production in Venezuela due to the migration from Operating Concessions to joint ventures and problems in delivery to PDVSA and lower liquids and gas production in Argentina because of declining fields. On the positive side, production in Trinidad & Tobago increased to 142,400 boepd, boosted by the start up of the fourth train at Atlantic LNG and the incorporation of TSP. Also, in Peru, production from the Camisea field was incorporated and, in Brazil, the Albacora Leste field started production in April. Production growth in Bolivia was interrupted by the breakage of an offshoot of the Margarita-San Antonio oil pipeline which is not yet fully in operation and had a negative effect of 11,000 boepd in the quarter. The impact of the migration from operating agreements in Venezuela was 45,400 boepd; the effect of problems in gas deliveries to PDVSA was 9,300 boepd, and that of oil prices on PSCs was 4,400 boepd.

Crude oil and liquids production in the quarter was 498,000 bpd, 8.1% lower year-on-year. Output in ABB (Argentina, Bolivia & Brazil) was 386,200 bpd, falling 5.7% because of a 6.1% production drop in Argentina and in Bolivia, partially offset by production from Albacora Leste. Production in the rest of the world was 111,800 bpd, down 15.6% mainly because of a drop in production in Venezuela (migration to joint ventures), as well as in Dubai and Algeria through the aforementioned effect of PSC contracts. This shortfall was partially compensated by production growth in Trinidad & Tobago, Ecuador and Libya, and the incorporation of production from Camisea, Peru.

Gas production was 3,371 Mscf/d (600,300 boepd), falling 5.9% year-on-year mainly in Venezuela, Argentina, and Algeria (through the effect of PSC contracts). This was partially compensated by a production rise in Trinidad & Tobago where throughput reached 684 Mscf/d (121,900 boepd) thanks to the start of production from the fourth train at Atlantic LNG and the incorporation of production from Camisea, Peru. Although production in Bolivia was similar to second quarter 2005, this was affected by the breakage of the offshoot of the Margarita-San Antonio pipeline, which caused an estimated loss of 51 Mscf/d (9,130 boepd) in the quarter.

A significant discovery was made in the second quarter in the Reggane basin in Algeria.

First half 2006 results

Income from operations in first half 2006 was Eu1,928 million versus Eu1,488 million in first half 2005. Adjusted operating income rose 20.8% year-on-year.

The reasons for this income growth are the same as for the second quarter mentioned above, resulting in an average realisation price for liquids of $46.12 per barrel in comparison to $33.26 per barrel in 2005, and an average gas price of $1.55 per Kscf in Argentina, 24% higher than the $1.25 per Kscf in the same half of 2005.

Total production in first half 2006 was 1,100,300 boepd, 4.8% down year-on-year mainly because of lower production in Argentina because of declining oil fields and labour strikes in the south of the country in the first quarter, a fall in production in Venezuela caused by the migration of operating agreements to joint ventures in the second quarter, and the problems encountered so far this year in delivering production to PDVSA. The negative effect of oil prices on PSC contracts was 3,800 boepd, while gas delivery problems in Venezuela caused a 7,700 boepd shortfall.

At 503,500 bopd, liquids production was 7.1% down year-on-year because of the above-mentioned factors. The strikes in southern Argentina had an impact of 8,300 bbl/d in the first six months and the effect of high oil prices on PSC contracts was 1,800 bbl/d.

Gas production dropped 2.8% versus first half 2005, to 3,351 Mscf/d (equivalent to 596,700 boepd), with lower production, principally in Argentina, Venezuela, and Algeria, which was offset by production growth in Trinidad & Tobago.

Second quarter investments in the Exploration & Production area amounted to Eu651 million, 99.7% above second quarter 2005 in dollars, due to the start of the Canaport and Gassi Touil projects and larger investments in development and exploration.

Investments in development 63.3% of the total in the quarter, and were spent mostly in Argentina (60%), Venezuela (9%), Brazil (7%) Trinidad & Tobago (6%), Bolivia (3%), Ecuador (3%), Algeria (3%) and the U.S. (3%).

First-half 2006 investments in this area were 102.9% higher year-on-year totalling Eu1,126 million which include the agreement on a 10% stake into the company West Siberian Resources.

Investments in development 61.3% of the total in the period, and were spent mostly in Argentina (57%), Venezuela (10%), Trinidad & Tobago (9%) Brazil (5%), Algeria (4%), Bolivia (3%), Ecuador (3%), Libya (3%), and the U.S. (3%).

2.2. REFINING & MARKETING

				Unaudited figures

2Q 2005	1Q 2006	2Q 2006	% Variation 2Q06/2Q05		Jan-Jun 2005	Jan-Jun 2006	% Variation 06/05
701	603	646	-7.8	INCOME FROM OPERATIONS (Million euro)	1,354	1,249	-7.7
680	605	576	-15.3	ADJUSTED INCOME FROM OPERATIONS (Million euro)	1,316	1,181	-10.3
16	69	54	237.5	ADJUSTED LPG INCOME FROM OPERATIONS (Million euro)	77	123	59.7
14,318	14,469	14,736	2.9	OIL PRODUCT SALES (Thousand tons)	28,449	29,205	2.7
742	1,125	876	18.1	LPG SALES (Thousand tons)	1,739	2,001	15.1
184	134	171	-7.1	INVESTMENTS (Million euro)	459	305	-33.6

2Q 2005	1Q 2006	2Q 2006	% Variation 2Q06/2Q05	REFINING MARGIN INDICATORS ($/bbl)	Jan-Jun 2005	Jan-Jun 2006	% Variation 06/05
7.71	4.61	7.32	-5.1	Spain	7.15	5.96	-16.6
11.55	8.42	9.83	-14.9	ABB	11.05	9.13	-17.4
8.56	5.70	7.69	-10.2	Repsol YPF	7.94	6.69	-15.7

Income from operations in second quarter 2006 dropped 7.8% year-on-year to Eu646 million. These results include Eu70 million of non-recurring gains mainly relating to net application of provisions for several concepts. Second quarter 2005 income included Eu21 million in non-recurring items.

Lower performance in this area was mainly due to the narrowing of refining margins and a fall in marketing margins in Argentina where the discount on international prices applied to internal oil sales continued in place, with only partial success in countering the price freeze on product sales.

The company’s refining margin indicator was $7.69 per barrel against $8.56 per barrel in the same quarter 2005. The distillation level in the second quarter was 4.4% higher than in the same quarter the year before when there was a scheduled general shutdown at the Tarragona complex.

Total oil product sales in second quarter 2006 were 2.9% up year-on-year.

In Spain, light product sales to our own marketing network in the second quarter were slightly higher than in the same quarter 2005. Gasoline and diesel margins at service stations were generally wider than in second quarter 2005.

In ABB, light product sales to our own marketing network were up 10.4% year-on-year driven by demand recovery in the region and the need to supply the domestic market. Marketing margins were lower in Argentina where international price increases could not be passed on to retail prices.

From 2006 onwards, LPG wholesales in Argentina are booked as such under the “LPG Sales” caption, whereas up to 2005 these were included in R&M ABB. On like terms, total LPG sales worldwide have increased 4.1% (see note to table of operating highlights).

LPG sales in Spain fell 1% year-on-year while unitary margins were 38% higher year-on-year since the formula for establishing maximum bottled LPG prices incorporate 2005 feedstock prices which were much higher than the benchmark in second quarter 2005.

Sales in Latin America rose 8.6% year-on-year shored up by strong growth in Peru (32%), growth in Argentina (5%), Ecuador (5,5%) and Bolivia (5,5%), and despite high international feedstock quotations. Overall, LPG margins in Latin America were 3.6% higher year-on-year. Retail margins were wider in Chile, Bolivia, and Ecuador, and lower in Argentina and Peru because it was impossible to pass high international feedstock quotations through to retail prices. Wholesale margins were narrower because of the current scenario of high prices for feedstock purchases and the regulated selling price system for the domestic Argentinean market.

First half 2006 results

Income from operations in first-half 2006 fell 7.7% year-on-year to Eu1,249 million, in comparison to Eu1,354 in 2005. Lower performance was mainly the outcome of lower refining margins and narrower marketing margins in Argentina. Adjusted operating income was 10.3% less than in the same period a year ago.

Marketing margins in Spain were higher than in first half 2005, while in Argentina margins were lower because of the impossibility of passing higher product prices on to retail prices.

Total oil product sales rose 2.7% to 29.2 million tons. In Spain and ABB, light product sales to our own network were higher.

LPG sales in Europe dropped 3.3% year-on-year to 1,119 thousand tons. This figure includes sales by the assets acquired from Shell in Portugal which compensated for the 8.2% sales drop in Spain. Lower sales in Spain were offset by higher prices which improved gross margins and thus boosted income for the year.

Sales in Latin America were up 16.6% year-on-year thanks to strong growth in Peru (35%), Argentina, Bolivia, and Ecuador. Meanwhile, activities in Chile remained flat due to low rainfall over this period. Altogether, LPG margins in Latin America were up 3.8% with respect to the same period a year ago. Retail margins were higher in all countries except Peru where high international feedstock quotations could not be passed on to retail prices. As occurred in the second quarter, wholesale margins fell because of the current scenario of high feedstock purchase prices and the regulated retail pricing system in the domestic Argentinean market.

Second quarter 2006 investments in the refining & marketing area were Eu171 million, mainly allotted to current refining projects. As part of this investment schedule, the new Desulphurisation Unit for medium distillates at the refinery in Bilbao went on stream in this quarter to adapt production of all fuels to European Union sulphur content specifications to be implemented in 2009, thereby meeting these requirements nearly two and a half years ahead of schedule. In first half 2006, investments fell 33.6% year-on-year to Eu305 million in comparison to Eu459 million in first half 2005, and which included the payment of the acquisition of Shell`s LPG assets in Portugal.

2.3. CHEMICALS

				Unaudited figures

2Q 2005	1Q 2006	2Q 2006	% Variation 2Q06/2Q05		Jan-Jun 2005	Jan-Jun 2006	% Variation 06/05
81	39	84	3.7	INCOME FROM OPERATIONS (Million euro)	242	123	-49.2
53	40	86	62.3	ADJUSTED INCOME FROM OPERATIONS (Million euro)	182	126	-30.7
1,158	1,168	1,167	0.8	CHEMICAL PRODUCT SALES (Thousand tons)	2,176	2,334	7.3
27	31	39	44.4	INVESTMENTS (Million euro)	45	70	55.6

2Q 2005	1Q 2006	2Q 2006	% Variation 2Q06/2Q05	INTERNATIONAL MARGIN INDICATORS	Jan-Jun 2005	Jan-Jun 2006	% Variation 06/05
565	463	453	-19.8	Cracker (Euro per ton)	568	458	-19.4
304	356	353	16.1	Derivatives Europe (Euro per ton)	342	354	3.5
269	272	274	1.9	Derivatives Latin America (US$ per ton)	257	273	6.2

Second quarter 2006 income from chemical operations was Eu84 million versus Eu81 million in the same quarter a year earlier, and Eu39 million in first quarter 2006. Excluding non-recurring items, adjusted operating income was up 62.3% year-on-year boosted by higher international margins on derivatives in Europe and Latin America.

Higher quarter-on-quarter income, despite narrower international margins on base chemicals, was the outcome of wider margins on derivatives in Latin America and lower energy costs in the quarter. In Europe, international margins on base chemicals narrowed because of the current scenario of high naphtha and crude oil prices, and despite the rise in contract prices published for ethylene, propylene and benzene in the second quarter 2006. Derivative margins remained flat quarter-on-quarter.

At 1,167 thousand tons, second quarter petrochemical product sales were flat year-on-year and quarter-on-quarter. In a year-on-year comparison, the drop in fertilizer sales due to a one-month delay in the arrival of the high season, and in methanol sales, because of a scheduled turnaround of the plant in June 2006, was offset by an increase in sales of our European product mix. Quarter-on-quarter, lower demand during the Easter holidays reduced sales in Europe and technical reasons led to infra-utilisation of derivative plants in Europe.

First half 2006 results

Income from operations in first half 2006 was Eu123 million, 49.2% down year-on-year, mainly because of narrower international margins on base chemicals, curtailed by a rise in naphtha and crude oil prices, higher energy costs particularly in the first quarter of the year, and the fact that first-half 2005 results reflected Eu 60 million in non-recurring gains on the sale of a 28% stake in PBB Polisur in the first quarter and a non-recurring gain resulting from the Sines acquisition in the second quarter.

At 2,334 thousand tons, total petrochemical product sales were 7.3% up on the same period a year earlier thanks to the combined effect of the scheduled turnaround at the Puertollano cracker and several derivative plants in 2005, and increased capacity resulting from the acquisition of a 50% stake in Transformadora de Propileno in September last year.

Second quarter 2006 investments in Chemicals were Eu39 million, rising 44.4% year-on-year, and included the project for a capacity revamp at the PO/SM and Derivatives plan at the Tarragona complex, which will make these products considerably more competitive. This capacity increase is scheduled to go on stream in the last quarter of this year, and the shutdown necessary to carry it out is programmed for the end of July. Work also began on the benzene plant at this Tarragona complex, due to go on stream in 2007.

2.4. GAS & POWER

				Unaudited figures

2Q 2005	1Q 2006	2Q 2006	% Variation 2Q06/2Q05		Jan-Jun 2005	Jan-Jun 2006	% Variation 06/05
78	141	105	34.6	INCOME FROM OPERATIONS (Million euro)	196	246	25.5
60	111	80	33.3	ADJUSTED INCOME FROM OPERATIONS (Million euro)	146	191	30.8
177	83	82	-53.7	INVESTMENTS (Million euro)	257	165	-35.8

Income from operations in the second quarter 2006 rose 34.6% year-on-year to Eu105 million versus Eu78 million posted a year ago.

Discounting the effect of capital gains on the sale of Enagas shares, income rose 33.3%, reflecting the sharp growth in income from all the Gas Natural SDG business areas, with especially good performance by the power activity in Spain and international activity, and a strong recovery of natural gas marketing in Spain.

Income growth from gas distribution in Spain was in line with the increase in the regulated remuneration scheme for 2006 despite the drop in tariff sales due to the gradual migration of clients to the liberalised market.

The power business in Spain benefited from good performance by power generation thanks to high pool prices, the start-up of the 1,200 MW power station in Cartagena at the end of last year, and the contribution of eolic power. Wholesale and retail results were also enhanced by the optimization of the customer portfolio.

In America, enhanced earnings were mainly driven by the increased activities in Argentina, Mexico, Colombia and Brazil.

Furthermore, in contrast to the first part of 2005, natural gas commercialisation in Spain has shown considerable improvement this quarter, in that the implicit cost of gas included in the average retail price is gradually approaching the feedstock cost recognised in the tariffs, as a result of the current marketing policy and the partial recognition in tariffs of the “extra costs” of feedstock procurement.

First half 2006 results

Income from operations in the first half totalled Eu246 million versus Eu196 million in the same period a year earlier. This rise was mainly attributable to the larger capital gains from the sale of Enagas shares and a positive earnings performance by Gas Natural SDG.

Second quarter 2006 investments in Gas & Power totalled Eu82 million. In the first six months, these totalled Eu165 million, and were much lower than the 2005 equivalent, which included the acquisition of Dersa, an eolic power generation company.

2.5. CORPORATE AND OTHERS

This caption, reflecting corporate overheads and activities not attributable to operating areas, recorded an expense of Eu157 million in second quarter 2006. Excluding non-recurring items, the expense in this second quarter was Eu148 million.

3. FINANCIAL INCOME/CHARGES, DEBT, AND INVESTMENTS

Unaudited figures

BREAKDOWN OF NET DEBT (Million euro)	1Q06	2Q06	% Variation 2Q06/1Q06	Jan - Jun 2006
NET DEBT AT THE START OF THE PERIOD	4,513	4,893	8.4	4,513
EBITDA	-2,354	-2,357	0.1	-4,711
VARIATION IN TRADE WORKING CAPITAL	1,068	12	-98.9	1,080
INVESTMENTS (1)	746	967	29.6	1,713
DIVESTMENTS	-84	-77	-8.3	-161
DIVIDENDS (including affiliates)	372	56	-84.9	428
TRANSLATION DIFFERENCES (2)	-73	-293	301.4	-366
TAXES PAID	525	681	29.7	1,206
OTHER MOVEMENTS	180	229	27.2	409

NET DEBT AT THE CLOSE OF THE PERIOD	4,893	4,111	-16.0	4,111

NET DEBT + PREFERRED SHARES AT THE CLOSE OF THE PERIOD	8,371	7,566	-9.6	7,566

Debt ratio (%)
TOTAL CAPITALISATION (Million euro)	26,329	25,488	-3.2	25,488

NET DEBT/ TOTAL CAPITALISATION (%)	18.6	16.1	-13.4	16.1

NET DEBT + PREFERRED SHARES / TOTAL CAPITALISATION (%)	31.8	29.7	-6.6	29.7

(1)	In addition, there are other financial investments totalling Eu13 million bringing total investment to Eu1,726 million (see investment table)
(2)	At 30 June 2006, Eu1 = $1.2695

The company’s net debt at the end of first-half 2006 was Eu4,111 million, Eu402 million less than at the end of 2005.

The high EBITDA generated in this period was sufficient to finance investments, the payment of dividends, and increases in working capital associated with higher prices. In addition, the depreciation of the dollar against the euro in the these first six months had an impact of nominally reducing debt, most of which is denominated in this currency, by Eu366 million.

The net debt to capitalisation ratio at the end of June 2006 was 16.1%, falling nearly 2.5 percentage points since March 2006. Taking preferred shares into account, this ratio went from 31.8% in March 2006 to 29.7% in June of this year.

Financial charges in first half 2006 were Eu226 million versus Eu376 million in second quarter 2005. This drop is mainly attributable to two causes:

•	Firstly, Eu22 million less in interest expense due to an average Eu858 million year-on-year debt reduction.

•	Secondly, Eu145 million of exchange rate gains in 2006 resulting from the appreciation of the Brazilian real and the euro against the dollar, whereas Eu32 million of exchange rate losses were recorded in first-half 2005.

Unaudited figures

2Q 2005	1Q 2006	2Q 2006	% Variation 2Q06/2Q05	FINANCIAL EXPENSES (Million euro)	Jan-Jun 2005	Jan-Jun 2006	% Variation 06/05
107	94	89	-16.8	NET INTEREST EXPENSE	205	183	-10.7
45	46	47	4.4	DIVIDENDS PAID ON PREFERRED SHARES	89	93	4.5
-5	-5	-4	-20.0	CAPITALISED INTEREST	-10	-9	-10.0
0	6	4	—	MARKET VALUATION OF FINANCIAL DERIVATIVES	-2	10	—
24	30	33	37.5	INTEREST ACCRETION TO PROVISIONS	43	63	46.5
-9	-70	-75	733.3	EXCHANGE RATE LOSSES/(GAINS)	32	-145	—
7	18	13	85.7	OTHER FINANCIAL INCOME (EXPENSES)	19	31	63.2

169	119	107	-36.7	TOTAL	376	226	-39.9

4. OTHER CAPTIONS ON THE PROFIT AND LOSS ACCOUNT

4.1. TAXES

The effective corporate tax rate in 2006 has been estimated at 42%. Taxes accrued in second quarter 2006 totalled Eu665 million and Eu1,289 million in the first six months.

4.2. EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Unaudited figures

2Q 2005	1Q 2006	2Q 2006	% Variation 2Q06/2Q05	BREAKDOWN OF UNCONSOLIDATED AFFILIATES (Million euro)	Jan-Jun 2005	Jan-Jun 2006	% Variation 06/05
14	17	10	-28.6	E&P	32	27	-15.6
9	8	7	-22.2	R&M	16	15	-6.3
2	—	1	-50.0	CHEMICALS	1	1	—
4	1	—	—	G&P	7	1	-85.7

29	26	18	-37.9	TOTAL	56	44	-21.4

Second quarter, income from equity-accounted companies totalled Eu18 million in comparison to Eu29 million in the same quarter 2005. Second quarter 2006 earnings mainly include income from the stake in the Atlantic LNG trains and CLH.

Equity on earnings of unconsolidated affiliates totalled Eu44 million in January-June 2006 versus Eu56 a year earlier mainly.

4.3. MINORITY INTERESTS

Minority interests in second quarter 2006 fell year-on-year to Eu16 million mainly because of lower earnings contributed by Bolivia.

In first-half 2006, minority interests reached Eu41 million versus Eu37 million in the same period the year before.

5. HIGHLIGHTS

We would like to highlight the following events announced since our last quarterly report:

In Exploration & Production, it was announced last April that Repsol YPF has successfully drilled two gas wells in the Reggane Basin in the Algerian Sahara Desert. The first well, the RG-5, yielded a production rate of 636,000 m3/day. The results of this appraisal well, drilled to determine the structure of Reggane, far exceeded the volume known to date. The second well was drilled in the Sali area and is a new discovery, yielding a preliminary production rate of 100,000 m3/day. The two wells are in blocks 351c-352c, with a total surface area of 12,217 km2. Repsol YPF, with a 33.75% stake, is operator of the consortium, comprising the Algerian national company Sonatrach (25%), RWE Dea (22.50%) and Edison (18.75%). The objectives evaluated in both cases were Devonic formations.

Also in April, Repsol YPF and the state-owned Brazilian oil company, Petrobrás, launched the production start-up at Brazil’s largest offshore floating rig, in the Albacora Leste field, making our company the third largest oil producer in that country. The P-50 Albacora-Leste platform, in which Repsol YPF holds a 10% stake, is in the Campos Basin, in the state of Rio de Janeiro, anchored to the seabed at a depth of 1,240 metres, 120 km from the coast. The P-50 Albacora-Leste is one of the most modern and complex production units in the world, and uses cutting edge technology that has made the project simpler, improved efficiency and considerably reduced costs.

Repsol YPF and Gas Natural signed on 8 May a Time Charter Contract with the shipbuilders, Knutsen, for a methane tanker with a capacity of 138,000 cubic metres, which both companies will use to transport liquefied natural gas (LNG) from the year 2009 onwards. As a result of this new contract, from 2009 onwards, Repsol YPF and Gas Natural will have 13 vessels in operation, with a sea transport capacity of 1.5 million cubic metres.

In May, Repsol YPF made a new gas discovery in Algeria. The new discovery produces a gas flow of 763,000 m3/day at a depth of 3,983 metres in the Devonic level, and 483,000 m3/day at a depth of 2,360 metres at the Carboniferous level. This is the first time that significant gas production is found in this basin in the Carboniferous level, representing a new exploration concept. This discovery is in addition to the two gas discoveries already mentioned in the Reggane Nord region. The KL-2 exploration well is in a new isolated structure called Kahlouche, in the Reggane Basin.

On 17 May, Repsol YPF began to build the largest liquefied natural gas regasification plant in North America. The plant, expected to go on stream in the last quarter of 2008, will have an initial capacity of 1 billion cubic feet of gas per day (approximately (10 billion cubic metres annually) equivalent to 20% of the northeastern market of the United States. At the same time, Repsol YPF also signed agreements for the construction of the pipeline from Saint John, New Brunswick that will supply the most important markets in the U.S. such as Boston and New York.

On 23 May last, Repsol YPF, Norsk Hydro (Norway), OVL (India) and CUPET (Cuba) signed an International Economic Association Contract in Havana for the exploration of six offshore blocks in the Exclusive Economic Zone of Cuba. Repsol YPF will be operator with a 40% stake, while Norsk Hydro and OVL will have a 30% stake each. CUPET (Cubana de Petroleos) will maintain its rights as the state-owned company. Following this agreement, Repsol YPF, formerly holder of all the exploration rights on said blocks, will transfer 60% of its previous stake in the project to Norsk Hydro and OVL.

On 23 June, Antonio Brufau presented to Nestor Kirchner, President of Argentina, during his official visit to Spain, a schedule for a total investment in Argentina of $6 billion (Eu4.77 billion) during the three-year period of 2007 to 2009, of which $4.6 billion (Eu3.658 billion) has been earmarked for the area of Exploration & Production, and the remaining $1.4 billion (Eu1.113 billion) has been allotted to the Refining & Marketing and Chemical areas.

Repsol YPF will apply this schedule to bring forward investments in Argentina in order to increase reserves and production, based on a deeper knowledge of the fields acquired over the past year. One of the specific programmes to be developed is the expansion of deepwater offshore exploration, in association with Enarsa, for which a latest generation drilling vessel has been hired. In addition, new techniques based on the best international practices will be applied to improve recovery at mature fields, with the emphasis on knowledge of the subsoil obtained through technologies for field typification, including the acquisition of additional 3D seismic.

At the same time, operations in heavy and other types of crude oil will be developed in the Neuquen basin and Santa Cruz, and advanced-technology pilot projects for tertiary recovery and the injection of chemicals will be speeded up. Finally, plans for secondary recovery will be revitalised in line with the successful experience accumulated at similar fields.

The advanced schedule also includes investment in a pilot project to determine the viability of the first Tight Gas project in Argentina. This type of operation for the non-conventional extraction of gas has produced excellent results in countries with mature oil basins, such as the USA where 40% of gas is produced using this new technology.

In July, Repsol YPF announced the acquisition from BP of a 28% stake in the deepwater Shenzi field, in the Green Canyon area of the Gulf of Mexico in the United States. This acquisition will increase the company’s probable and proved (2P) oil reserves and boost Repsol YPF’s production in the Gulf of Mexico USA to over 35,000 barrels per day by 2009. This $2,145 million (Eu1,700 million) investment is in line with the Strategic Plan for Upstream, in which the Gulf of Mexico has been defined, together with the North of Africa (Algeria and Libya) and Trinidad & Tobago, as one of the company’s core business areas outside of Latin America. At the same time this operation reinforces Repsol YPF’s sound portfolio of high potential assets.

In Chemicals, Repsol YPF has decided to launch the growth project for its Sines Petrochemical Complex over the next few years, involving an investment of over Eu600 million, already contemplated in the 2005-2009 Strategic Plan, that will make it possible to double this plant’s production capacity. The current capacity of the cracker will be increased and three new plants will be built; a linear polyethylene plant (LPE), a propylene plant (PP), and a gas turbine cogeneration plant. New production will be wholly earmarked for exports. The project offers high returns since total investment per ton of polyolefin production is only 60% of the amount that would be required for building a new project of similar characteristics. Furthermore, Repsol YPF consolidates growth in its natural markets, the Iberian Peninsula / Southern Europe and complements its product portfolio.

In the Corporation, on 24 April last, the Ministry of Industry, Tourism and Commerce, via the Centre for Technological and Industrial Development (with the Spanish initials CDTI), granted a subsidy of over Eu22 million to a group of companies, headed by Repsol YPF, for a research and development project on biodiesel. This CENIT biodiesel project will make it possible to develop technology that will aid in the reduction of the greenhouse gases causing climate change and encourage the diversification of energy sources in order to reduce our dependence on imported oil products. Repsol YPF heads this venture, accompanied by another fourteen Spanish companies, leaders of various sectors.

On 16 June last, Repsol YPF held its Annual General Shareholders Meeting, at which all the resolutions presented were passed, including payment of a gross dividend of Eu0.60 per share against the 2005 financial year, equivalent to a 20% rise year-on-year, thanks to the good performance posted in what Antonio Brufau described as “an excellent year”, when the company marked a record profit.

Madrid, 27 July 2006

Investor Relations

E-mail: INVERSORES@repsolypf.com

Website: www.repsolypf.com

Pº Castellana 278-280

28046 Madrid (Spain)

Tel. 34 913 48 55 48

Fax. 34 913 48 87 77

TABLES

2ND QUARTER 2006 RESULTS

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-JUNE
	2Q05	1Q06	2Q06	2005	2006
EBITDA (1)	2,118	2,354	2,357	4,166	4,711
Income from continuous operations before financial expenses	1,575	1,604	1,690	3,041	3,294
Financial expenses	(169)	(119)	(107)	(376)	(226)
Income of discontinued operations before tax	—	—			—
Income before income tax and income of associates	1,406	1,485	1,583	2,665	3,068
Income tax	(572)	(624)	(665)	(1,063)	(1,289)
Share in income of companies carried by the equity method	29	26	18	56	44
Income for the period	863	887	936	1,658	1,823

ATTRIBUTABLE TO:

Minority interests	39	25	16	37	41

EQUITY HOLDERS OF THE PARENT	824	862	920	1,621	1,782

Resultado atribuido a la sociedad dominante por acción (*)
* Euros/acción	0.67	0.71	0.75	1.33	1.46
* $/ADR	0.81	0.86	0.96	1.60	1.85

(*)	Repsol YPF, S.A. Company stock consists of 1,220,863,463 shares.
(1)	EBITDA: (Operating income plus amortizations +/- other expense/income not generating movements in cash flow included in operating income, excluding income from sale of non-current assets).

Dollar/euro	exchange rate at date of closure of each quarter

1.2059	dollar per euro in 2Q05
1.2080	dollar per euro in 1Q06
1.2695	dollar per euro in 2Q06

BREAKDOWN OF REPSOL YPF RESULTS ADJUSTED TO NON RECURRING ITEMS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	2Q 2005			JANUARY-JUNE 2005
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,575	(10)	1,565	3,041	7	3,048
Exploration & Production	855	17	872	1,488	107	1,595
Refining & Marketing	701	(21)	680	1,354	(38)	1,316
Chemicals	81	(28)	53	242	(60)	182
Natural gas & Power	78	(18)	60	196	(50)	146
Corporate & others	(140)	40	(100)	(239)	48	(191)
Financial expenses	(169)	(41)	(210)	(376)	(23)	(399)
Income of discontinued operations before tax	—	—	—	—	—	—
Income before income tax and income of associates	1,406	(51)	1,355	2,665	(16)	2,649
Income tax	(572)	18	(554)	(1,063)	(6)	(1,069)
Share in income of companies carried by the equity method	29	—	29	56	—	56
Income for the period	863	(33)	830	1,658	(10)	1,648

ATTRIBUTABLE TO:

Minority interests	39	1	40	37	36	73

EQUITY HOLDERS OF THE PARENT	824	(34)	790	1,621	(46)	1,575

	1Q 2006			JANUARY-MARCH 2006
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,604	(20)	1,584	1,604	(20)	1,584
Exploration & Production	916	3	919	916	3	919
Refining & Marketing	603	2	605	603	2	605
Chemicals	39	1	40	39	1	40
Natural gas & Power	141	(30)	111	141	(30)	111
Corporate & others	(95)	4	(91)	(95)	4	(91)
Financial expenses	(119)	—	(119)	(119)	—	(119)
Income of discontinued operations before tax	—	—	—	—	—	—
Income before income tax and income of associates	1,485	(20)	1,465	1,485	(20)	1,465
Income tax	(624)	2	(622)	(624)	2	(622)
Share in income of companies carried by the equity method	26	—	26	26	—	26
Income for the period	887	(18)	869	887	(18)	869

ATTRIBUTABLE TO:

Minority interests	25	—	25	25	—	25

EQUITY HOLDERS OF THE PARENT	862	(18)	844	862	(18)	844

	2Q 2006			JANUARY-JUNE 2006
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,690	(88)	1,602	3,294	(108)	3,186
Exploration & Production	1,012	(4)	1,008	1,928	(1)	1,927
Refining & Marketing	646	(70)	576	1,249	(68)	1,181
Chemicals	84	2	86	123	3	126
Natural gas & Power	105	(25)	80	246	(55)	191
Corporate & others	(157)	9	(148)	(252)	13	(239)
Financial expenses	(107)	—	(107)	(226)	—	(226)
Income of discontinued operations before tax	—	—	—	—	—	—
Income before income tax and income of associates	1,583	(88)	1,495	3,068	(108)	2,960
Income tax	(665)	25	(640)	(1,289)	27	(1,262)
Share in income of companies carried by the equity method	18	—	18	44	—	44
Income for the period	936	(63)	873	1,823	(81)	1,742

ATTRIBUTABLE TO:

Minority interests	16	—	16	41	—	41

EQUITY HOLDERS OF THE PARENT	920	(63)	857	1,782	(81)	1,701

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-JUNE
	2Q05	1Q06	2Q06	2005	2006
Exploration & Production	2,146	2,486	2,623	4,067	5,109
Spain	68	54	50	96	104
ABB	1,203	1,364	1,443	2,300	2,807
Rest of World	875	1,068	1,130	1,671	2,198

Refining & Marketing	10,379	11,508	11,567	19,465	23,075
Spain	7,383	8,254	8,076	13,939	16,330
ABB	1,750	1,873	1,981	3,291	3,854
Rest of World	1,246	1,381	1,510	2,235	2,891

Química	982	1,125	1,246	1,897	2,371
Spain	703	838	899	1,356	1,737
ABB	169	197	230	350	427
Rest of World	110	90	117	191	207

Natural gas & Power	557	997	754	1,235	1,751

Corporate & others	(1,804)	(1,932)	(1,894)	(2,858)	(3,826)

TOTAL	12,260	14,184	14,296	23,806	28,480

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-JUNE
	2Q05	1Q06	2Q06	2005	2006
Exploration & Production	855	916	1,012	1,488	1,928
Spain	9	15	16	15	31
ABB	424	415	424	669	839
Rest of World	422	486	572	804	1,058

Refining & Marketing	701	603	646	1,354	1,249
Spain	499	483	509	911	992
ABB	161	81	67	374	148
Rest of World	41	39	70	69	109

Química	81	39	84	242	123
Spain	9	1	40	78	41
ABB	35	30	41	109	71
Rest of World	37	8	3	55	11

Natural gas & Power	78	141	105	196	246

Corporate & others	(140)	(95)	(157)	(239)	(252)

TOTAL	1,575	1,604	1,690	3,041	3,294

BREAKDOWN OF REPSOL YPF EBITDA

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-JUNE
	2Q05	1Q06	2Q06	2005	2006
Exploration & Production	1,180	1,400	1,479	2,238	2,879
Spain	(1)	20	21	(7)	41
ABB	667	770	779	1,255	1,549
Rest of World	514	610	679	990	1,289

Refining & Marketing	845	764	744	1,590	1,508
Spain	614	581	564	1,045	1,145
ABB	198	119	98	441	217
Rest of World	33	64	82	104	146

Química	55	91	128	271	219
Spain	-6	35	68	137	103
ABB	43	39	48	90	87
Rest of World	18	17	12	44	29

Natural gas & Power	118	172	137	229	309

Corporate & others	(80)	(73)	(131)	(162)	(204)

TOTAL	2,118	2,354	2,357	4,166	4,711

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-MARCH
	2Q05	1Q06	2Q06	2005	2006
Exploration & Production	326	475	651	555	1,126
Spain	(5)	1	—	1	1
ABB	217	218	284	373	502
Rest of World	114	256	367	181	623

Refining & Marketing	184	134	171	459	305
Spain	111	78	96	230	174
ABB	42	46	56	64	102
Rest of World	31	10	19	165	29

Química	27	31	39	45	70
Spain	22	25	25	36	50
ABB	2	3	7	4	10
Rest of World	3	3	7	5	10

Natural gas & Power	177	83	82	257	165

Corporate & others	19	36	24	47	60

TOTAL	733	759	967	1,363	1,726

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

		DECEMBER 2005	JUNE 2006
	Goodwill	3,773	3,518
	Other intangible assets	1,003	1,137
	Property, Plant and Equipment	23,304	22,412
A.	Long term financial assets	1,149	1,188
	Other non-current assets	1,050	1,015
	Deferred tax assets	1,197	1,195
	Assets held for sale	1	4
	Current assets	11,157	12,133
B.	Temporary cash investments and cash on hand and in banks	3,148	3,137

	TOTAL ASSETS	45,782	45,739

	Total equity
C.	Attributable to equity holders of the parent	16,262	17,130
D.	Minority interests	528	477
	Long term provisions	3,068	2,848
	Long term provisions	3,380	3,115
E.	Subsidies and deferred revenues	200	315
F.	Preferred shares	3,485	3,455
G.	Non-current financial debt	6,236	5,865
	Financial lease liabilities	590	579
	Other non-current debt	914	792
H.	Current financial debt	2,701	2,627
	Other current liabilities	8,418	8,536

	TOTAL EQUITY AND LIABILITIES	45,782	45,739

	FINANCIAL RATIOS
I.	MARK TO MARKET OF FINANCIAL DERIVATIVES EXCLUDING EXCHANGE RATE	127	56

J.	NET DEBT (Sum of G+H-A-B-I)	4,513	4,111

	CAPITALIZATION (Sum of C+D+E+F+J)	24,988	25,488

	TOTAL CAPITAL EMPLOYED (Sum of C+D+F+J)	24,788	25,173

	ROACE before non-recurrent liabilities	16.9%	15.1%

STATEMENT OF CASH FLOW

JANUARY-MARCH 2005-2006

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	JANUARY-JUNE
	2005	2006
CASH FLOW FROM OPERATING ACTIVITIES
Net income from continuous operations before financial expenses	3,041	3,294
Adjustments for:
Amortizations	1,141	1,453
Net provisions	91	194
Income from non-commercial asset divestments	(122)	(56)
Other adjustments	15	(174)

EBITDA	4,166	4,711

Changes in working capital	(359)	(1,080)
Dividends received	36	68
Income taxes paid	(913)	(1,206)
Provisions used	(73)	(260)

	2,857	2,233

CASH FLOW FROM INVESTING ACTIVITY
Investment in fixed assets and companies:
Intangible assets	(30)	(50)
Property, Plant and Equipment	(1,074)	(1,553)
Acquisition of shareholding in consolidated companies	(222)	(21)
Other non-current assets	(37)	(102)

Total Investments	(1,363)	(1,726)
Divestments	109	164

	(1,254)	(1,562)

CASH FLOW FROM FINANCING ACTIVITIES
Loans proceeds	720	984
Repayment of loans	(1,369)	(1,156)
Net interest paid	(267)	(191)
Cash and cash equivalent obtained (applied) on derivative financial instruments	(59)	42
Payment of finance leases liabilities	(7)	(10)
Subsidies and other non-current liabilities received	16	55
Subsidies and other non-current liabilities cancelled	(165)	(49)
Dividend paid	(345)	(428)

	(1,476)	(753)

	277	(82)

Cash and cash equivalent at the beginning of the period	3,328	2,648

Other change in cash and cash equivalent
Other affiliates	40	2
Exchange rate	122	90

Cash and cash equivalent at the end of the period	3,767	2,658

TABLES

OPERATING HIGHLIGHTS

2ND QUARTER 2006

OPERATING HIGHLIGHTS E&P

		2005			2006			% Variation 2006/2005
	Unit	1Q	2Q	ACUMULATED	1Q	2Q	ACUMULATED
HYDROCARBON PRODUCTION	Kboed	1,131.6	1,179.7	1,155.8	1,102.3	1,098.3	1,100.3	-4.8

Crude and Liquids production	Kboed	542.1	541.9	542.0	509.0	498.0	503.5	-7.1
ABB	Kboed	408.3	409.5	408.9	369.6	386.2	378.0	-7.6
Rest of the world	KBoed	133.8	132.4	133.1	139.4	111.8	125.5	-5.7

Natural Gas production	Kboed	589.5	637.8	613.8	593.3	600.3	596.8	-2.8
ABB	Kboed	411.7	462.6	437.3	406.2	436.2	421.3	-3.7
Rest of the world	KBoed	177.9	175.2	176.5	187.1	164.1	175.5	-0.6

OPERATING HIGHLIGHTS CHEMICALS

		2005			2006			% Variation 2006/20005
	Unit	1Q	2Q	ACUMULATED	1Q	2Q	ACUMULATED
SALES OF PETROCHEMICALS PRODUCTS	Kt	1,018	1,158	2,176	1,168	1,167	2,334	7.3
By tipe of product:
Base petrochemical	Kt	223	213	436	246	273	520	19.3
Spain	Kt	61	64	124	82	72	154	23.9
ABB	Kt	34	34	68	50	45	94	39.1
Rest of the world	Kt	128	115	243	114	157	271	11.5

Derivative petrochemicals	Kt	795	945	1,740	922	893	1,815	4.3
Spain	Kt	281	305	587	338	322	660	12.5
ABB	Kt	97	249	346	120	175	295	-14.9
Rest of the world	Kt	417	390	807	464	396	860	6.6

24

OPERATING HIGHLIGHTS R&M

		2005			2006			% Variation 2006/20005
	Unit	1Q	2Q	ACUMULATED	1Q	2Q	ACUMULATED
CRUDE OIL PROCESSED	M toe	13.1	13.5	26.6	14.1	14.1	28.2	5.9
Spain	M toe	7.9	8.1	16.0	8.7	8.7	17.5	9.2
ABB	M toe	4.3	4.3	8.6	4.5	4.4	8.9	3.0
Rest of the world	M toe	0.9	1.1	2.0	0.9	0.9	1.8	-7.8
SALES OF OIL PRODUCTS	Kt	14,131	14,318	28,449	14,469	14,736	29,205	2.7
Sales in Spain	Kt	8,285	8,437	16,722	8,641	8,602	17,243	3.1
Own network	Kt	5,571	5,235	10,806	5,384	5,163	10,547	-2.4
Light products	Kt	4,309	4,172	8,481	4,383	4,232	8,615	1.6
Other Products	Kt	1,262	1,063	2,325	1,001	931	1,932	-16.9
Other Sales to Domestic Market	Kt	1,877	1,857	3,734	1,862	2,018	3,880	3.9
Light Products	Kt	1,400	1,368	2,768	1,288	1,476	2,764	-0.1
Other Products	Kt	477	489	966	574	542	1,116	15.5
Exports	Kt	837	1,345	2,182	1,395	1,421	2,816	29.1
Light Products	Kt	280	485	765	453	631	1,084	41.7
Other Products	Kt	557	860	1,417	942	790	1,732	22.2
Sales in ABB	Kt	3,920	3,677	7,597	3,845	4,044	7,889	3.8
Own network	Kt	2,194	2,319	4,513	2,449	2,603	5,052	11.9
Light products	Kt	1,802	1,887	3,689	1,977	2,083	4,060	10.1
Other Products	Kt	392	432	824	472	520	992	20.4
Other Sales to Domestic Market	Kt	696	667	1,363	611	632	1,243	-8.8
Light Products	Kt	449	448	897	448	453	901	0.4
Other Products	Kt	247	219	466	163	179	342	-26.6
Exports	Kt	1,030	691	1,721	785	809	1,594	-7.4
Light Products	Kt	662	384	1,046	410	458	868	-17.0
Other Products	Kt	368	307	675	375	351	726	7.6
Sales in rest of the world	Kt	1,926	2,204	4,130	1,983	2,090	4,073	-1.4
Own network	Kt	1,269	1,388	2,657	1,313	1,402	2,715	2.2
Light products	Kt	1,116	1,191	2,307	1,168	1,181	2,349	1.8
Other Products	Kt	153	197	350	145	221	366	4.6
Other Sales to Domestic Market	Kt	399	432	831	332	328	660	-20.6
Light Products	Kt	323	302	625	252	252	504	-19.4
Other Products	Kt	76	130	206	80	76	156	-24.3
Exports	Kt	258	384	642	338	360	698	8.7
Light Products	Kt	55	96	151	102	123	225	49.0
Other Products	Kt	203	288	491	236	237	473	-3.7

Other sales to the domestic market: includes sales to operators and bunker. Exports: expressed from the country of origin.

		2005			2006			% Variación 2006/2005
	Unit	1Q	2Q	ACCUMULATED	1Q	2Q	ACUMULATED
LPG
LPG SALES (1)	Kt	998	742	1,739	1,125	876	2,001	15.0
Spain	Kt	708	369	1,077	630	372	1.001	-7.0
ABB	Kt	98	126	224	239	238	477	113.3
Rest of latam	Kt	162	195	356	186	219	404	13.5
Rest of the world	Kt	31	52	83	71	47	118	42.9

(1)	As of 2005, wholesale sales in Argentina are booked under the LPG Sales caption. This implies a reclassification of ABB sales.

In like-to-like terms, the variation accumulated in this quarter in the Other Sales National Market / Other Products caption is –17.1% (instead of –26.6%), and 27.8% (vs. 7.6%) in the Exports / Other Products caption.

The accumulated variation in LPG Worldwide caption is 4.5% (instead of 15.0%).

25

Item 4

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Madrid, 27th July 2006

The Board of Directors of Repsol YPF, S.A. has been informed yesterday of the decision of Pemex Internacional España, S.A. to replace Mr. Luis Ramírez-Corzo Hernández as its representative on the Board of Directors of Repsol YPF, S.A., its Delegate Committee and its Strategy, Investment and Competition Committee, and to appoint Mr. Raúl Cardoso Maycotte in his stead.

Growth project in Sines July 2006 Item 5

2
Safe harbor statement under the Private Securities Litigation Reform Act of 1995:
This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol
YPF’s plans with respect to capital expenditures, cost savings, investments and dividend payout policies. Thesestatements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict. Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and dividend payout could differ materially from those expressed or implied in any such forward-
looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de
Valores in Argentina and the Securities and Exchange Commission in the United States; in particular, those described in
Section 1.3 “Key Information about Repsol YPF?Risk Factors”
and Section 3 “Operating and Financial Review and
Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission.
Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.
Disclaimer

3 Contents 1. Repsol YPF Overview 2. Repsol YPF in Portugal 3. Repsol YPF Polymers 4. Growth Project in Sines

4 Contents 1. Repsol YPF Overview 2. Repsol YPF in Portugal 3. Repsol YPF Polymers 4. Growth Project in Sines

5
REPSOL YPF: Shareholder structure
Number of shares: 1, 221 Mn
Number of shareholders: 1 Mn
Market cap (30/06/06): 27,335 Mn. €
(1) PEMEX affiliate
(2) Held by La Caixa and Caixa Catalunya
Situation at June 2006
La Caixa
9.1%
REPINVES
(2)
5.0%
Spain
29.9%
PMI Holdings
(1)
4.8%
Rest of the World
33.9%
United States
17.3%

6
Repsol YPF Key Data
Operating revenue 51,045
Operating Income 6,161
EBITDA 9,139
Income after taxes 3,224
Investments 3,713
Euro Million
Operating Highlights
Oil and gas production
(Kboepd)
1,139
•
Oil  (Kboepd)                                                                531
•
Gas (Kboepd)                                                                608
Oil product sales
(kt)
57,940
Liquefied petroleum gas (LPG) sales
(kt)
3,343
Chemical product sales  (kt)
4,644
2005

7
Upstream highlights
Strong positioning in 3 core areas where Repsol YPF enjoys competitive advantages: North Africa, the Caribbean, and the Gulf of Mexico
Unique positioning in liquefied natural gas (LNG) in the Atlantic basin:
Attractive LNG portfolio (Trinidad, Algeria, Iran)
Agreement with Gas Natural
Business development underpinned by relations with national oil companies
In ABB:
Argentina :
Strategic role in the ABB area
Increased investments
New off-shore opportunities
Brazil :
Third leading company in production and second in refining
Mining acreage in 25 exploration areas
Bolivia :
Pending outcome of negotiations with the Government

8
Exploration & Production
Equatorial
Guinea (E)
REPSOL YPF  PRESENT IN 24 COUNTRIES, OPERATOR IN 20
Mexico (E,P)
USA(E,P)
Cuba (E)
Trinidad & Tobago (E,P)
Spain (E,P)
Guyana (E)
Colombia (E,P)
Bolivia (E,P)
Peru (E,P)
Brazil (E,P)
Argentina (E,P)
Morocco (E)
Algeria (E,P)
Venezuela (E,P)
Ecuador (E,P)
Sierra Leone (E)
Libya (E,P)
Iran (E)
Operator
Non-operator
Saudi Arabia (E)
Dubai (P)
Suriname (E)
Angola (E)
Liberia (E)
E E = Exploration
P P = Production

9 New Upstream projects Core areas and businesses INCREASE RESERVE REPLACEMENT RATE Gulf of Mexico (U.S.) North Africa Caribbean Russia and Central Asia LNG projects Objective

Canaport Canadá
Gassi Touil Argelia
Trinidad y Tobago
Nigeria
Persian
Camisea

10
New Upstream projects
Core areas and businesses
Trinidad & Tobago
Canada
Start-up of 4   production train
Supply U.S. Eastern Seaboard through the Canaport plant
Algeria
Start of production of Gassi Touil in 2009
Leader in the Atlantic basin
with a 10% market share
LNG
th

11
Positive margin scenario and business recovery
High margins and cash flow
•
Greater conversion capacity
•
Present in growth markets
•
Repsol YPF margins set to grow thanks to growth of diesel imports
Superior assets and logistics
•
5 refineries in Spain and 3 in Argentina, optimised in a single system with a high conversion level
•
Excellent location of the Peru refinery and the two refineries in
Brazil
•
Large market share of service station network in Spain and
Argentina
Integrated and profitable chemical business
Unique positioning in liquefied petroleum gases (LNG)
Downstream highlights

12
Refining & Marketing:  refinerías
TENERIFE
CARTAGENA CARTAGENA
ALGECIRAS ALGECIRAS
HUELVA HUELVA
CORUÑA
BILBAO BILBAO
TARRAGONA TARRAGONA
CASTELLON CASTELLON
Barcelona Barcelona
Madrid Madrid
Vigo
Gijó
n
León
Santovenia
Salamanc
a
Mérida
Seville
Córdoba
Alcázar
Villaverd
e
Torrejó
n
Burgo
s
Rivabellos
a
Guipúzcoa
Pamplon
a
Zaragoz
a
Lérida
Geron
a
Mahó
n n
Palma Palma
Ibiz Ibiz
a a
Valencia
Alicante
Motril
Málaga
Rot
a
OTHER REFINERIES OTHER REFINERIES
CLH OIL PIPELINE CLH OIL PIPELINE
REPSOL YPF OIL PIPELINE (crude) REPSOL YPF OIL PIPELINE (crude)
REPSOL YPF  REFINERY REPSOL YPF  REFINERY
CAMPO DURÁN (50%)
PLAZA HUINCUL PLAZA HUINCUL
LUJAN DE CUYO LUJAN DE CUYO
LA PLATA LA PLATA
OTHER REFINERIES OTHER REFINERIES
OIL PIPELINE  (light crude) OIL PIPELINE  (light crude)
OIL PIPELINE OIL PIPELINE
(crude) (crude)
REPSOL YPF TERMINAL REPSOL YPF TERMINAL
REPSOL YPF REFINERY REPSOL YPF REFINERY
Spain:
740 Kboepd capacity
Argentina:
320 Kboepd capacity
PUERTOLLANO PUERTOLLANO
IPIRANGA
REMAN
ASFOR
RLAM
REGAP
REDUC
MANGUINHOS *
REPAR
REFAP *
REPLAN
REVAP
RPBC
RECAP
* Repsol YPF holds a 30% interest in REFAB and 30.71% in Manguinhos
OTHER OTHER
REPSOL YPF REPSOL YPF
Brazil:
58 Kboepd capacity
LA PAMPILLA LA PAMPILLA
TALARA
IQUITOS
PUCALLPA
Lima Lima
CONCHAN
OTHER OTHER
REPSOL YPF REPSOL YPF
Peru:
102 Kboepd capacity

13 TOTAL 6,842 S.E. ECUADOR 121 S.E. PERU 155 S.S. CHILE 200 S.E. PORTUGAL 428 S.E. ARGENTINA 1,830 S.E. Refining & Marketing: service stations (S.E.) SPAIN 3,618 S.E. BRAZIL 415 S.E. ITALY 75 S.E.

REPSOL YPF

SHV Holding
Shell
[redacted]
Amerigas
Indian Oil
Zeta Group
Mitsubishi LPG
ENI
Total Gaz
Ferrel

14
Repsol YPF: Leader in the LPG business
Market share by countries
3,3
0
1
2
3
4
5
6
Chile 37%
Ecuador 38%
Peru 30%
Portugal 21%
Spain 81%
Bolivia 37%
France
Morocco
Brazil
India
Argentina 34%
M t
Non-oil companies

15
BASE......................175
DERIVADA…..........592
Main petrochemical assets
Puertollano
Puertollano Puertollano
BASE….80
Bilbao
BASE........……..537
DERIVADA ……704
BASE.…60
La Coruña
BASE.…........... 1.285
DERIVADA …....1.557
Santander
DERIVADA .... 54
DYNASOL (50%)
.…
DERIVADA......
411
Plaza Huincul
DERIVADA.......933
(1)
50% of Profertil
Bahía Blanca (1)
Ensenada
Altamira
DERIVADA...... 45
DYNASOL (50%)
Petrochemical product sales in 2005:  4,644 Kt
Petrochemical product sales in 2005:  4,644 Kt
•
In Spain: 1,481 1,481 Kt
•
In ABB:             1,102 Kt
•
In other countries: 2,061 Kt
BASE …...... 580
DERIVADA ..275
Sines
Tarragona
Puertollano

16
0 500 1000 1500 2000 2500 3000 3500 4000
Other
OMV
Naphtachimie
Huntsman
Exxon Mobil
Borealis
Basell
Sabic
Repsol YPF
Ruhr Oel
Basf
Shell
BP
Polimeri
Atofina
Dow
Repsol YPF
Source: Chem Systems
S S T T P P
2003
2005
T: Tarragona
P: Puertollano
S: Sines
2009
Ethylene capacity in Europe

17 Repsol YPF’s investments in 2006-2009 TOTAL 2006-2009 INVESTMENT: 20,700 M€ By businesses Exploration & Production 56% Other 2% Gas Natural 9% Chemical 6% Refining & Marketing 27%

18 Contents 1. Repsol YPF Overview 2. Repsol YPF in Portugal 3. Repsol YPF Polymers 4. Growth Project in Sines

19
Background
1978 Start of chemical commercial activities
1982 Founding of Enpetrol Portugal, engaging in marine bunker supply activities.
Headquarters in Almada (south bank of the Tagus River).
1988  Launch of asphalt, lubricant, and derivative marketing activities.
1990  Corporate name changed from “Enpetrol” to “Repsol”.  Development of fuel marketing activities /(service stations and direct sales).
1993  Share Capital increased to €35,215,000 and headquarters moved to Lisbon. Start of liquefied petroleum gas (LPG) activities.
1996  Creation of Gespost (direct management of service station network)
2000  Composán Portuguesa integrated in Repsol Portugal.
2004  Acquisition of Shell’s LPG assets and service stations and acquisition of the Sines petrochemical complex from Borealis.

20
Repsol YPF in Portugal
The Group’s sales in Portugal in 2005:  2.1 Billion € (ranks
approximately 12   in Portugal and is the country’s 5  leading
industrial group)
Workforce: over 1,500 employees
Operates in the following segments: Liquefied Petroleum Gas (LGP),
Service Stations, Aviation, Lubricants, Asphalt, and Chemicals
Repsol YPF has invested 1.0 Billion € in Portugal over the last two years
The Company’s Strategic Plan contemplates an investment of over
1.2 Billion € over the next four years in all activities in Portugal th
th

21
Repsol YPF in Portugal
Azores Madeira (37.5% CLCM)
Service Stations
Sales outlets: 426
Own network outlets: 19%
Outlet market share: 15.6%
Sales: 1,150 Kt m3
Market share: 18%
Direct Sales and Aviation
Combined sales.: 904,000 m3
Market share: 17.2%
Aviation Sales: 97,000 m3
Lubricants and Special Products
Lubes sales : 2 Kt
Market share: 2%
Asphalt sales: 198 Kt
Market share: 30%
Spec. sales: 18 Kt
Sines
Faro
Porto Santo
Funchal
Sta María
Lisboa
Service Stations Service Stations
Airports Airports
Asphalt factories Asphalt factories
Chemical Plants Chemical Plants
Logistics Terminals Logistics Terminals
Mangualde
Setúbal
Azambuja
Matosinhos
Porto
Banática
LPG
Production: 200 Kt
Market share: 21%
Facilities: 2 bottling plants (Banatica
and Matosinhos)
Chemicals
Production:
Basic: 620 Kt
Derivatives: 275 Kt (145 Kt LDPE
and 130 Kt HDPE)
Facilities: Sines Complex
Service Stations Service Stations
Airports Airports
Asphalt factories Asphalt factories
Chemical Plants Chemical Plants
Aveiras
(15% CLC)

22 Contents 1. Repsol YPF Overview 2. Repsol YPF in Portugal 3. Repsol YPF Polymers 4. Growth Project in Sines

23 Corporate Structure PLASTVAL, SA SIGÁS, ACE REPSOL, ACE 13.595% 5% 66.7% REPSOL POLIMEROS, LDA. Plastic recycling LPG Storage Power Plant

Operating Revenue (Mill €) 2 476 3 498
Operating Income (Mill €) 126 131
EBITDA (Mill €) 251 278
Investments (Mill €) 275 147
Sales (kt) 2 361 2 916
2004
General Data – Chemicals Area
Excluding Argentinean business
2005

Background on the Sines Complex
Background:
1976 The Portuguese Government approves creation of the Sines
Petrochemical Complex.
1981 Project start-up, with EPSI owning the polyolefin facilities and CNP the cracker. Both are Portuguese state-owned companies.
1989 Neste acquires the EPSI site and leases CNP’s plants.
1994 Borealis Group is created  (50% Neste / 50% Statoil).
1996 Borealis acquires the cracker and the thermoelectric power plant from
CNP.
2004 Repsol YPF acquires the complex from Borealis.
The complex spans over 100 hectares and 445 employees work at this site.
Production approximately 800,000 Mt, 600 M€ in sales of which 70%
are exports.

(1) Hydrogen, LPG and fuel
(2) Low-density polyethylene
(3) High-density polyethylene
NAPHTHA
PETROGAL REFINERY
LDPE (2)
145 Kt/y
HDPE (3)
130 Kt/y
CRACKER
BUTADIENE
50 Kt/a
NAPHTHA
PROPYLENE
180 Kt/a
ETHYLENE
350 Kt/y
145
130
Products (1)
Lisbon
Sines
160 km
POWER
PLANT
43 MW
390 t/h Steam
Description of the Sines Complex

Highlights
On 7 October 2004, Borealis and Repsol YPF signed a Letter of Intention for the purchase of the Sines site.
On 30 November 2004 the purchase/sale of the site is concluded.
At the end of January 2005, the complex received the OSHAS 18001 certification, the first one awarded to a Repsol YPF industrial complex.
In January 2006, reinsurers after an on-site inspection gave the complex a
WELL ABOVE AVERAGE rating, three levels higher than the rating awarded previously in 2001.
A three-year Company Agreement is executed on 24 February 2006 and published on 22 March.

-70
-60
-50
-40
-30
-20
-10
0
10
20
30
2001 2002 2003 2004 2005
Repsol YPF Polymers
Operating Income and Investments
Million euro
0
10
20
30
40
50
60
70
2001 2002 2003 2004 2005 2006
(p)
Operating Income Investments
2001-November 2004: Borealis-owned
From December 2004: Owned by Repsol YPF

29 Contents 1. Repsol YPF Overview 2. Repsol YPF in Portugal 3. Repsol YPF Polymers 4. Growth Project in Sines

Sines: consistently growing since its acquisition
Growth Project: a great boost for the Sines complex
Investment: 500-700 M€.
Description:
40% increase of cracker’s current capacity.
Installation of two new petrochemical product plants: linear polyethylene (LPE) and polypropylene (PP).
Construction of a new cogeneration plant.
Sines: a growing Complex
1 255 000 880 000 750 000 Sales (t/year) (*)
126 43 43 Power generation (Mw)
300 000 0 0 Polypropylene capacity (t/year)
595 000 295 000 275 000 Polyethylene capacity (t/year)
570 000 410 000 350 000 Ethylene capacity (t/year)
With Growth
Project
With Current
Projects
On Sines
acquisition date
(*) Assuming full capacity utilisation at plants

Image © 2006 DigitalGlobe
© 2006 TeleAtlas
Pointer 37°58'52.36" N 8°49'38.83" W elev 31 m
Streaming |||||||||| 100%

31 Location New PP Cracker expansion New cogeneration New LPE

Growth Project in Sines
Key aspects
Production capacity at the petrochemical complex will increase twofold.
Estimated sales of the complex:  1 100 – 1 200 M€ (export sales increase between 500 and 600 M€).
Will create between 100 and 120 new jobs.
Construction would involve between 5 and 8 million work hours, implying between 1,200 and 1,500 people working for three years, from 2007 to
2009.
Production at the complex will be balanced out between ethylene and propylene production and its consumption at the polyethylene and polypropylene plants: greater added value.
Expected start-up date:  2010.

Where will Sines grow?
The cracker is a base petrochemical plant that produces basic feedstock, mainly ethylene and propylene, to feed the derivative petrochemical plants, from raw materials produced at the refineries.
Since it is expensive to transport these products requiring complicated logistics, the higher the amount of on-site consumption the greater the added value.
At present, integration between the Sines cracker and the derivative petrochemical (polyethylene) plants is quite limited:  when ongoing projects are completed, roughly 330,000 tons of ethylene and propylene will be exported outside the complex.
The Sines Growth Project contemplates expanding the cracker and building derivative petrochemical plants that consume ethylene and propylene produced by the cracker.
This will create a balance between production and ethylene and propylene consumption thereby maximising the value of production from the complex.
Cracker

Where will Sines grow?
Polyolefin is a type of plastic divided into two main products: polyethylene (PE)
and propylene (PP). There are several classes of polyethylene: high density
(HDPE), low density (LDPE), and low-density linear (LPE).
The Sines complex currently has one HDPE and another LDPE plant with total production capacity of 275,000 t/year.
Construction of the LPE and PP plants at the Sines complex, each with 300,000 t/y capacity, will enable Repsol YPF to boost its sale of products showing attractive market growth rates, outpacing GDP growth.
Repsol YPF does not currently produce LPE in other facilities and, therefore, this plant will enable the company to complement its product portfolio.
LPE and PP have may applications in different sectors, from grocery bags, automobile components, gas and water pipes,  cables, packaging, garden furniture.
Polyolefin

35 Linear Polyethylene (LPE) Applications Film Industrial Food Gable top containers Tetra Brick Pipes Water Gas Cables

36 Polypropylene applications (PP) Textile Fibres Non-knitted fabrics Hygienic – sanitary Construction and civil works Furnishings Pipes Household items and toys Packaging Automobile

Investment case
The Sines complex offers many advantages for the execution of this project:
It has surplus ethylene and propylene production that is current exported with very low netbacks. These products would generate more value if if consumed on-site.
The Sines cracker offers technical expansion possibilities at profitable investment levels.
Growth in a natural polyolefin market for Repsol YPF: the Iberian Peninsula / southern
Europe.
The project implies growth in Repsol YPF’s core chemical businesses, polyolefin and base petrochemicals, taking advantage of the cracker’s expansion potential and the attractive market growth outlook.
The project would achieve a high level of integration between ethylene and propylene production and its consumption at the polyolefin plants, practically balancing out production at the complex.
High returns: total investment per installed ton of polyolefin production, considering the acquisition cost of the Complex from Borealis in November 2004, would be only 60% of the cost involved in building a new “World-Scale” complex.
The repercussions of this investment for the Sines area as well as Portugal are worth mentioning: it would take advantage of existing infrastructures in the area which are currently infra-utilized; would create direct and indirect jobs; and, by doubling the amount of exports, would benefit the country’s balance of payments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: July 27, 2006	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer